Exhibit 21.1

Subsidiaries of
Radiant Logistics, Inc.

Name of Subsidiary	State of Incorporation or Organization

Airgroup Corporation	Washington
Radiant Logistics Global Services, Inc.	Delaware
Radiant Logistics Partners LLC	Delaware
(40% owned by Radiant Global Logistics)
Adcom Express, Inc.	Minnesota